Exhibit 99.2
WNS Closes Acquisition of Marketics Technologies
Mumbai, May 14, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, announced that it closed its acquisition of Marketics Technologies (India) Private Limited, a privately-owned leader in offshore analytics services on May 9, 2007.
The total consideration for the acquisition consists of a $30 million payment at closing and a contingent earn-out of up to a maximum of $35 million based on the results of operations of Marketics for the fiscal year ending March 31, 2008. The contingent earn-out consideration would be computed as 15 times fiscal 2008 net income excluding share-based compensation expense and other items, as defined in the Sale and Purchase Agreement for the acquisition, less the $30 million payment at closing. WNS funded the first payment of $30 million from existing cash and cash equivalents and intends to fund the contingent earn-out consideration also from existing cash and cash equivalents.
The offshore analytics market is emerging rapidly as companies look to find new ways to grow revenue and margins. Over the last 3 years, Marketics has established itself as a leader and innovator in this segment by developing a wide range of technology-enabled analytic services, primarily targeting the sales and marketing organizations of consumer-centric companies. Marketics’ value proposition is focused on enabling business decision making through the use of complex analytics. The company provides complex services such as predictive modeling to understand consumer behavior and sales data analytics to support inventory allocation. Such services tend to command high revenue per employee.
“Marketics has approximately doubled its revenue in each of the last three years and is profitable,” said Neeraj Bhargava, WNS Group Chief Executive Officer. “We expect Marketics to be accretive to net income excluding amortization of intangible assets and share-based compensation expense. This acquisition fits in with our strategy of acquiring companies that bring new capabilities to WNS.”
Through the acquisition, WNS also gains nine clients many of which are Fortune 200 companies in customer-centric industries such as retail, consumer packaged goods, beverages and consumer electronics and creates a new platform for WNS to expand in these industries.
“We are excited to be part of WNS as we believe that the company will provide us with the appropriate platform for growth and give us access to many more new clients” said Sreenivasan Ramakrishnan, Marketics’ Co-Founder and Chief Executive Officer. “This is a critical step towards achieving our mission of building a world-class analytics business”.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high-quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
WNS ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com
MEDIA CONTACT:
U.S.:
Al Bellenchia, The Torrenzano Group, +1 212-681-1700, ext. 156, albellenchia@torrenzano.com
India:
Amrit Ahuja, 20:20 Media, +91 (11) 269-33-291, amrit@2020india.com
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Those statements include estimates of the benefits of the proposed acquisition and future plans of the company. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to: technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the U.S. or the U.K. to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions; our ability to successfully consummate strategic acquisitions; and other risks described from time to time in our SEC filings, including our registration statement on Form F-1 (No. 333-135590) filed on July 3, 2006, as amended.
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